SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 25th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28° of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event:

The Board of Directors of Credicorp Ltd. ("Credicorp"), in its session held on October 25, 2017, approved the distribution of an special cash dividend of S/1,481,802,376.90 for a total of 94,382,317 outstanding shares, which is equivalent to S/15.7000 per share, establishing as registration date on Tuesday November 14, 2017.

The cash dividend will be paid out on November 24, 2017, without withholding tax at source. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on November 22, 2017. The US Dollar dividend amount will be rounded up to four decimals.

The Board's decision to approve the distribution of a special dividend is based on Credicorp’s financial strength and the significant capital gains it has been making in recent years, and in virtue of the provisions set forth in the Company's By-Laws.

The dividend shall be applied on Credicorp’s freely available optional reserves and shall be paid with funds from the sale proceeds of non-strategic investments performed by the company in recent months and from liquidity surpluses currently retained by Credicorp.

Credicorp states that at the present time it has the necessary and sufficient funds to pay the special dividend considering the criterion established by Section 54 of the 1981 Companies Act of Bermuda and that its decision to declare and pay such special dividend shall not affect the company capital requirements, placing them at all times over regulatory limits and within its Risk Appetite levels.

Credicorp shall continue to invest in its recurring business to ensure the company long-term profitability, thus confirming its objective of optimizing the capital structure and, consequently, increasing capital returns for its shareholders.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25th, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative